P.E. 2/25/02

02017046

SIGNED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d -16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR 25 FEBRUARY 2002

IMPERIAL CHEMICAL INDUSTRIES PLC

IMPERIAL CHEMICAL HOUSE, MILLBANK, LONDON SW1P 3JF, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F __X__ FORM 40-F ______

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES ______ NO __X__

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-______________.

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to FORM 6-K.

At the Extraordinary General Meeting of Imperial Chemical Industries PLC held on 25 February 2002, the Chairman made the following speech.

First, I would like to say a few words about why we are here today.

As you are all aware, on 4 February we announced a resilient set of results for 2001. We believe that these results demonstrate that our International Businesses are high quality operations which are performing well in a tough economic climate. On the same day, we also announced our intention to raise approximately £800 million by means of a Rights Issue and to divest Synetix, our catalysts business.

My letter in the Prospectus sent to you on 4 February sets out in detail the reasons for the Rights Issue and the divestment of Synetix.

In summary, in the difficult economic circumstances of 2001, divestment proceeds which we had intended to use to pay down indebtedness fell short of previous expectations, with the proceeds of ICI's interest in Huntsman International Holdings now unlikely to be received before the third quarter of 2003. Added to that, in the aftermath of the tragic events of 11 September 2001, we believe that market interest in ICI's investment in Pakistan PTA Limited is unlikely to result in fair value being realised in the near term.

In addition, the Group's financial flexibility has been impacted by the changing environment in the credit markets in the latter part of 2001, and discussions with the credit rating agencies at the end of last year led us to conclude that a credit rating downgrade was likely if action was not taken. A downgrade would have led to reduced funding options and significantly higher financing costs, which would have had a significant impact on earnings per share.

Given the combination of these factors, we concluded that the Rights Issue and a future disposal of Synetix were appropriate actions for the Company to take and that the proceeds from the Rights Issue, together with the proceeds from a divestment of Synetix, would secure a stable BBB/Baa2 rating from the credit rating agencies. This will enable the Company to achieve debt refinancing as it is required, on significantly better terms than at a lower credit rating.

As set out in the Prospectus, under the terms of the Rights Issue, you will be entitled to apply for 7 ICI shares for every 11 ICI shares held by you. The price for those shares will be 180 pence per share which, as you know, represents a substantial discount to the pre-announcement trading price. On this basis, we will be able to raise approximately £808 million.

In order to implement the Rights Issue, it is necessary first to increase the authorised share capital of the Company from £850,000,000 to £1,400,000,000 and to grant your Directors authority to allot new ICI shares in relation to the Rights Issue.

For this reason, the Board has convened today's EGM.

- END -

IMPERIAL CHEMICAL INDUSTRIES PLC

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA, BELGIUM, JAPAN OR SOUTH AFRICA.

The Board of Imperial Chemical Industries PLC announces that at the Extraordinary General Meeting of the Company held earlier today each of the Resolutions: (a) to increase the authorised share capital of the Company; and (b) to authorise the Directors to allot relevant securities in connection with the Rights Issue (both as set out in the Notice of Extraordinary General Meeting dated 4 February 2002) was duly passed with more than 99 per cent. of the votes cast in favour for each Resolution.

Today, Provisional Allotment Letters in respect of entitlements to new ICI Shares pursuant to the Rights Issue will be posted to Qualifying non-CREST Shareholders and ADS Rights Certificates will be posted to eligible holders of ICI ADSs (in each case other than certain overseas holders). It is expected that Nil Paid Rights will be credited to the stock accounts of Qualifying CREST Shareholders (other than certain overseas holders) with effect from 8.00 a.m. on 26 February 2002, and that ADS Rights will be credited to the ADS accounts of eligible ADS holders who hold in DTC (other than certain overseas holders) on 27 February 2002.

It is expected that dealings in the new ICI Shares, nil paid, will commence at 8.00 a.m. on 26 February 2002. It is expected that trading in the ADS Rights will commence on the New York Stock Exchange on a when-issued basis on 26 February 2002.

The latest time and date for acceptance and payment in full for new ICI Shares pursuant to the Rights Issue is 9.30 a.m. on 20 March 2002. The latest time and date for acceptance and payment in full for new ADSs pursuant to the Rights Issue is 5.00 p.m. (New York City time) on 14 March 2002.

The contents of this press announcement which has been prepared and issued by and is the sole responsibility of Imperial Chemical Industries PLC have been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by UBS Warburg Ltd, Goldman Sachs International and Merrill Lynch International.

Each of UBS Warburg Ltd, Goldman Sachs International and Merrill Lynch International is acting exclusively for ICI and no-one else in connection with the Rights Issue and will not be responsible to anyone other than ICI for providing the protections afforded to clients of UBS Warburg Ltd, Goldman Sachs International or Merrill Lynch International or for providing advice in relation to the Rights Issue or any matter referred to herein.

The address of UBS Warburg is 1 Finsbury Avenue, London EC2M 2PP. The address of Goldman Sachs International is Peterborough Court, 133 Fleet Street, London EC4A 2BB. The address of Merrill Lynch International is 2 King Edward Street, London EC1A 1HQ

This press announcement does not constitute an offer of any securities for sale.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Such risks and uncertainties include, amongst other things, the matters set out under the caption "Risk Factors" in ICI's Annual Report on Form 20-F.

The Company assumes no responsibility to update any of the forward-looking statements contained herein except to the extent required by law.

The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under applicable law or exempt from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus dated February 4, 2002, which contains detailed information about ICI and its management, as well as financial statements. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. ICI has registered for sale in the United States a portion of the offering of its securities.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 25 February 2002